SPEARS ABACUS ADVISORS LLC
147 East 48th Street
New York, NY 10017

Mr. Stacey Hong, President
Forum Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE: Contractual Expense Limitation and Expense Reimbursements

Dear Mr. Hong:

Spears Abacus Advisors LLC (the “Adviser”) agrees to limit its investment advisory fee and reimburse expenses as necessary to ensure the net annual operating expenses (excluding taxes, interest, portfolio transaction expenses and extraordinary expenses) for the The BeeHive Fund (the “Fund”) do not exceed 1.00% through the period from April 30, 2009 through April 30, 2010.

This agreement can only be terminated or amended upon the approval of the Forum Funds’ Board of Trustees and it automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on April 30, 2010.

Very Truly Yours,
Spears Abacus Advisors LLC

By: /s/ Robert M. Raich_____
      Robert M. Raich
President